August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (203) 226-2303

Ronald M. DeFeo
Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

> **Re:** **Terex Corporation**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 001-10702**

Dear Mr. DeFeo:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation Philosophy, page 18

1.   We note your reference to the compensation committee's engagement of Hewitt
         Associates and Sibson Consulting on the top of page 19. Describe the nature and
         scope of their assignment and the material elements of the instructions or
         directions given to the consultants with respect to the performance of their duties
         under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Executive Compensation Program, page 20

2.   You indicate that your chief executive officer plays an integral role, in
         conjunction with the compensation committee, in determining the compensation
         of the other executive officers of the company. Please discuss more fully his role
         in determining or recommending the amount or form of executive compensation.

Annual Bonus, page 21

3.   You state on page 22 that 40% of the bonus target for executive officers was
         based on individual performance which could include all or any combination of
         personal goals, Terex Business Systems and human resources planning initiatives,
         and other financial and non-financial measurements. You also state that $1
         million of your chief executive officer's bonus was contingent on his satisfaction
         of qualitative performance measures in the areas listed at the top of page 23.
         Please disclose in greater detail these financial and non-financial targets and
         qualitative performance measures considered by the compensation committee in
         awarding annual bonuses to each of your named executive officers for your 2006
         and, and to the extent known, 2007 fiscal years. To the extent you believe
         disclosure of these targets and performance measures is not required because it
         would result in competitive harm such that you may omit this information under
         Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental
         basis a detailed explanation for such conclusion. Please also disclose how
         difficult it would be for the named executive officers or how likely it will be for
         you to achieve the undisclosed targets and qualitative performance measures.
         General statements regarding the level of difficulty or ease associated with
         achieving performance goals are not sufficient. In discussing how difficult it will
         be for an executive or how likely it will be for you to achieve the targets, please
         provide as much detail as necessary without providing information that would
         result in competitive harm.

4.   In addition to disclosing these non-financial targets, please also provide a more
         detailed discussion and analysis of how these various non-financial measures
         contributed to actual 2006 bonuses for each named executive officer. For
         example, were certain qualitative performance measures weighted more heavily
         than others?

5.   You state that the company's objective is to provide its executive officers with competitive bonuses that are at or above the median of the benchmark companies and that the compensation committee believes that bonus target percentage ranges for the company's executive officers are generally within the third quartile of bonus target percentage ranges for the benchmark companies. Disclose the percentile of bonus target percentage ranges for the benchmark companies represented by the actual bonuses paid for 2006.

Long-Term Incentive Compensation, page 23

6.   We note in your discussion on page 24 regarding Mr. DeFeo's restricted stock grant that you have not defined the terms "Machinery Group" or "Diversified Industrial Group." Please define such terms instead of referring to the agreement in which they are contained.

Summary Compensation Table, page 28

7.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we note that the chief executive officer's bonus target is two times his base salary as compared to the other named executive officers whose bonus targets range from 50% - 100% of his base salary. We also refer you to the chief executive officer's stock award noted in the summary compensation table. In addition, you indicate on page 32 that the chief executive officer has an employment agreement that extends through December 31, 2012 whereas each of the other named executive officers are strictly at will employees. Please provide a more detailed discussion of how and why your chief executive officer's compensation and employment status differs from that of the other named executive officers.

8.   In footnote 1 to this table you refer the reader to your Form 10-K for a detailed description of the assumptions that you used in determining the *grant date fair value* of your stock and option awards. With respect to the amounts listed in the stock awards and option awards columns, disclose by footnote the assumptions made in determining the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See the Instruction to 402(c)(2)(v) and (vi).

Ronald M. DeFeo
Terex Corporation
August 21, 2007
Page 4

9.   Identify and quantify by footnote the separate amounts attributable to the change in pension value and nonqualified deferred compensation earnings. We refer you to your disclose in footnote 1 to the nonqualified deferred compensation table on page 40. See Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

10.   We note the perquisites table included in footnote 4 and your discussion of the amounts listed in the "Other" column. You indicate that the amounts shown in this column for Messrs. DeFeo, Widman, Robertson and Henry were "primarily for" a specific personal benefit. Such disclosure does not appear to fully comply with the requirements of Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please identify by type each personal benefit comprising the "Other" column for the relevant named executive officers, and to the extent such personal benefits included in this column exceed the greater of $25,000 or 10% of the total amount of perquisites for that officer, then each perquisite must be quantified and disclosed in a footnote.

11.   In addition, with respect to each of these items for which footnote quantification is required pursuant to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K, describe in the footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix).

Potential Payments Upon Termination or Change in Control, page 41

12.   Identify and quantify, to the extent applicable, the individual benefits and perquisites listed in each of the tables included in this section. See Instruction 2 to Item 402(j) and Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Director Compensation, page 47

13.   Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel